SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WELCOMES EC FINDING OF
NO STATE AID
IN THE BRATISLAVA INVESTIGATION

Ryanair, Europe's favourite airline, today (27 Jan '10) welcomed the European Commission's confirmation that Ryanair's agreement
 with Bratislava airport does not involve any State aid.
 This decision marks another successful conclusion of a State aid investigation involving Ryanair, in addition to
 the Charleroi judgment in December 2008.

Following
a detailed investigation
 resulting from a baseless complaint by Sky Europe
, the Commission was able to conclude that Ryanair's agreement with Bratislava airport fully complies with the Market Economy Investor Principle.  The
Commission
therefore
confirmed
that
a private airport would have agreed to the same terms of the agreement with Ryanair, with the view to growing traffic and commercial revenues at the airport.

Ryanair's
Juliusz Komorek
said:

"The Commission's confirmation that Ryanair's agreement with Bratislava airport does not involve any State aid is good news for consumers and regional and secondary airports throughout Europe. It is also a welcome development in the Commission's
application of
State aid
rules
.
The decision
 confirms that public airports are permitted to offer the same deals to airlines as their private counterparts do, with the view to attracting traffic and maximising commercial revenues.

It further
reflects and affirms the
commercial

realit
ies of
 the airline
 and
airport market
s
 following the liberalisation in the 1990s.

"
Ryanair calls on the Commission to close the remaining seven State aid investigations at Alghero, Pau, Lübeck, Frankfurt Hahn, Berlin Schönefeld, Aarhus and Tampere, and confirm that Ryanair's agreements with these airports
a
re arms-length commercial deals which
do not
involve State aid.
This would remove the damaging
uncertainty
from
 the market
, which was initially

created
 by
spurious complaints by high-fare, fuel-surcharging airlines and their fellow monopoly
-abusing
, consumer-overcharging airports
"
.

Ends.

                                                                           Wednesday, 27th January 2010

For further information
Please contact:
Stephen McNamara

    Pauline McAlester
Ryanair

                                                    Murray Consultants
Tel: 00 353 1 812 1271

                                     Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  27 January, 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary